Contact

www.linkedin.com/in/eddilworth (LinkedIn)

Top Skills

Digital Strategy
Integrated Marketing
Digital Marketing

Ed Dilworth

CEO at Social Context Labs
San Francisco, California, United States

Experience

lookyLOO

Chief Executive Officer
January 2022 - Present (2 years 2 months)
San Francisco, California, United States

Social Context Labs

CEO
April 2014 - Present (9 years 11 months)
San Francisco Bay Area

Conspiracy Media Group

CEO
2008 - Present (16 years)

NImblefish

CEO
2007 - 2008 (1 year)

campbell-ewald

chief contact officer
2004 - 2007 (3 years)

Kadium

President
2001 - 2004 (3 years)

Rockpile Interactive / Arnold

President
1996 - 2001 (5 years)

LVL Communications

President
1991 - 1996 (5 years)

Education

College of the Holy Cross

Brother Rice